Yuhe International, Inc.
301 Hailong Street, Hanting District
Weifang, Shandong Province
The People’s Republic of China

March 24, 2011

Linda Cvrkel
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Yuhe International, Inc.
Form 10-K for the year ended December 31, 2009
Filed March 31, 2010
Form 10-K/A for the year ended December 31, 2009
Filed October 15, 2010
File No. 001-34512

Dear Ms. Cvrkel,

On March 22, 2011, Yuhe International, Inc. (“Yuhe” or the “Company”) filed its response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated March 17, 2011.

As discussed with the Staff on March 22, 2011, the Company has determined that it will file Amendment No. 2 to its Form 10-K for the year ended December 31, 2009 to amend the disclosures in Item 9A. The Company will include the amended disclosure in the notes to its consolidated financial statements discussed in the Company’s earlier response letter dated January 12, 2011 in its future filings.

Please contact me at +86 536 736 3688 should you have any questions about this letter.

Thank you for your attention to our filing.

Sincerely,

Yuhe International, Inc.

By:	/s/ Zhentao Gao
Zhentao Gao
Chief Executive Officer